Entrepreneur

Name: Paul A. Lobel
Location: Maryland
Background: Founder, CEO of Actual Natural Health & Wellness Products, Inc., dba SinuSave, 42 years' experience in sales and marketing products and services. Owner/ partner in a UK R&D company that patented and sold the only no-waste system for manufacturing printed circuit boards & Smart Cards. Background in direct to consumer retail as VP Sales/Marketing and then President of Protect & Defend, a pioneering anti-carjacking design and manufacturing company. Former sinusitis sufferer. US Air Force Veteran.

Social Connections

Facebook: http://facebook.com/paullobel17505
Twitter:
LinkedIn:

Target market: The unique SinuSave formula allows it to be marketed OTC for Kids 3+ and for all ages in traditional pharmacies, health and nutritional stores, supermarket chain pharmacies, wellness product catalogs, U.S. armed forces supply route and through E-Commerce and social media. Packaged in a 50 mL bottle; 66% more than any decongestant nasal spray and by comparison conveys greater value to the consumer while supporting sales channel margins. • SinuSave is currently in 120 Ingles Markets (Superstore) Pharmacies, 64 Bartell Drug Stores, via SHOP tab (Shopify API) at SinuSave.com, Natural Food & Health and Wellness stores in Texas and Central Florida and independent pharmacies in Maryland. • Amazon Seller site will open early Fall 2019. All-Natural, Health and Wellness and DRUG FREE are among the fastest growing categories on Amazon. There is room for extraordinary growth in this category as there is limited promotional noise on Amazon. Plan is to concentrate the majority of 2019 on e-commerce. We will consider hiring a national sales force to concentrate on retail brick and mortar Spring 2020. Coast to Coast Pharmaceuticals, Inc., a Canadian brand development retail pharmacy management firm covering 8,000 doors is under contract to promote SinuSave throughout all provinces. SEO/SEM via paid media test across channels. Adjust media spend based upon testing results. Develop Amazon on-line content strategy. Increase presence, target through paid influencers. Our Twitter, Google, Instagram, Facebook, Pinterest & AdWords campaigns are operational. Next targets are Oral Surgeons, ENT/OTO's, chiropractors and Mom bloggers. CBD + Essential Oils nasal spray Patent Pending!

Risks and Challenges

Description: These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid. There are as many as 100 OTC brands identified by IRI, including Afrin, Zicam, Sinex and Primatene. FLONASE. There are other nasal spray products on the market that are not direct competitors because they contain drugs. Consumer education to gain acceptance as part of their daily personal hygiene routine is a major key to success. Nonetheless, natural products and wellness are fully mainstream among all ages as they seek alternatives to drugs for dozens of physical and mental conditions. Those seeking to improve wellness through healthy living are our target market. There is no guarantee that sales and revenue goals will be achieved in the time frame projected or at all. That being said, the MARKET AND UNMET HEALTH NEED as noted in Drug Store News reports as of Feb. 2017 the nasal spray category revenue through pharmacy sales is $1.2Bn. Sinusitis affects about 1 in 7 adults in the United States. The nasal hygiene category is growing significantly as people become more aware that keeping their nose clean is as important as the daily brushing and flossing their teeth. • According to the American Rhinologic Society 46 million people suffer at least one episode of acute sinusitis a year. • The increase in sinus infections is widely accepted as being due to increased pollution, urban sprawl, and increased resistance to antibiotics. • The leading decongestant drug remedies each reach sales exceeding $200 million annually. We have two patents pending including CBD!

Will your bidders have voting rights in the future?: No
Voting rights description:
Have you failed to comply with SEC reporting requirements now or in the past?: No
Reports failed description:
Has anyone in your company triggered a security trading bad actor disqualification?: No
Trading disqualification description:
Does your business have related third party transactions in the last 2 years?: Yes
Third party transactions description: $51,000 related party loan from Louis Lobel; this loan does not accrue interest and is payable at a future date to be determined by management.
Have the United States Postal Service restrained you due to a scheme for obtaining money through the mail?: No
Postal restraint description:

Give people faith: Used as part of your daily personal hygiene routine SinuSave helps provide significant health & wellness benefits without harmful drugs.

Pitch Story

Title: SinuSave - DRUG FREE nasal congestion relief!
Introduction: SinuSave is the only Patented ALL-NATURAL / DRUG FREE / Saline Free DAILY nasal wash safe for use by ages 3+ to keep sinuses clean.
Story: I've suffered nasal congestion most of my life. At age 16 I was hit in the face with a baseball. My nose was broken, my eye sockets bruised and my sinuses became infected. Doctors prescribed all kinds of decongestants and after four years in the US Air Force my civilian doc prescribed nasal sprays. I became dependent on Afrin. A few years ago I was visiting a friend who is an Oral & Maxillofacial surgeon. He noticed my nasally voice and phlegmy cough and asked what I was using. He noted that I was suffering from (ADVANCED) Rebound Effect; in other words; no matter how much or how often I shoved Afrin up my nose; it was doing no good at all. E.g. my body had become immune to its effect. He told me of an essential oil formulation he created for his surgery practice as a mucus solvent and means to dissolve dried blood in post-op patient nasal cavities...because patients complained about saline burning the surgery area. I tried it. In two days I was "off" Afrin and breathing clear all day; I began sleeping through the night...I was no longer waking up coughing from a nasal drip. My waking "Dry Mouth" was gone and I was breathing normally. My sinus headaches diminished to almost nothing. I loved the product so much I bought the patent, trademark, domain and all IP. I have since created four unique formulations as shown; four new trademarks and two new patent applied for. I've not had a cold or flu for the past two years since making the product. Yes, this is anecdotal commentary and not from a formal study...it is compelling none-the less. It can be confirmed by formal testing. Consumers have purchased more than 4,000 units. Clearly they are pleased to see a true all-natural, saline free ABSOLUTELY DRUG FREE product available about $9 per fl. oz. MSRP. We shall see!
Category: Health+Beauty

Production Plan

Location: United States
Description: All SinuSave formulations have been in production since March 2018. Batches are in lots of 10,000 units. Manufacturing has been done in an FDA certified facility 20 miles NE of

Philadelphia, PA. Turnaround time for lots up to 40,000 units is 30 business days ARO. Reduction of COGS will be a priority after this funding round. FDA labs have been contacted in SW Florida, New Jersey and Colorado. Initial COGS reduction estimates are 45 to 55% We maintain an inventory level between 8 and 12,000 units as 40% Regular Strength, 30% Extra Strength, 20% For KIDS and 10% Air Traveler. Percentages will change over time as we become more established in the travel industry and pediatrics. Current shelf life is 24 months. Stability testing is on-going for eventual shelf life of 48 months which will make inventory management more efficient.

Spending Plan

Company size: 3
Salary percent: 14
Description: Spend plan 2019-Q3 2020 5% Funding Portal Fees $21,000 4% Investor payment processing fees $16,800 Salaries - SEO/SEM consulting fees $60,000 Payroll taxes $4,000 E-Commerce-Social Media Management $18,000 Insurance-Commercial/General, Auto, Umbrella, Product liability $11,000 G&A $4,000 Office Equipment $3,000 Office Supplies $2,000 Hard asset stock * $16,000 Manufacture - 20,000 units (SKU mix TBD) $20,500 Legal & Reg CF Accounting Business - General $18,000 Complete Patent filings (2018 Provisional filings) $21,500 CPA fees $1,500 Advertising ·   Social Media – (FB, Twitter, Instagram, Pinterest) $89,000 ·   Airline Magazines $68,000 Regional/Pull Through $26,800 Trade shows $18,200 Travel $12,000 Other (Bulk Mail permit, postage) $3,500 Electronic Data Interchange (EDI) $2,000 Total Spend 2019 through Q3 2020 $436,800 * Pre-purchase Bottles, Pumps, Labels, Boxes, shipping cartons. Time to manufacture reduced from 6 calendar weeks to 5 calendar days.
Extra investment description: 64% - Advertising; 18% - expand product sample program; 9% - beef up Point of Sale assets for independent Health & Wellness stores; 9% fundraising costs

Return Details

Raising goal: $436,800
Raising cap: $491,000
Return type: Ownership
Percentage ownership you plan to offer: 11%
When can bidders expect a return: December, 2020
When do you plan to sell or IPO your business: 2022
Share percent: 25%
These events trigger the conversion: Standard triggering events & other triggering event
Standard triggering events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public
Other triggering events: yes
Other triggering events description: Gross sales annual run rate equals $1,000,000 for 6 consecutive months.

Company Details

Tax year ending date: December
Do you have a Tax ID # yet: Yes
Company Registration state: Nevada
Full legal name of your company: Actual Natural Health & Wellness Products, Inc.

Legal status of your company: CORPORATION
Company Formation date: Aug 23, 2018
Date by which the annual report will be posted: April 29
Location where the entrepreneur's annual report will be posted: www.sinusave.com

Company Address

Street: 17505 Shenandoah Court
City: Ashton
State: Maryland
Zip: 20861-9774

Financial Status

Average sales price: $7.50
Average cost per unit: $3.00
Yearly sales at the end of last year: $3,765
Yearly sales the year before: $0
1st year target sales after raised date: $293,000
Business expenses last year: $121,538
Business expenses the year before: $0
Short-term debts last year: $52,589
Short-term debts the year before: $0
Long-term debts last year: $77,588
Long-term debts the year before: $0
Cost of sales last year: $7,398
Cost of sales the year before: $0
Founders Existing Investment: $105,797
Other Investors' Existing Investment: $0
Has your business raised money within the past three years with any Exempt Offering: no
Exempt Offering Description: Not applicable

Owners, Officers, Directors

Name: Paul A. Lobel
Title: President & CEO
Grant Date: Aug 21, 2018
Has ownership: yes
Ownership: 64%
3 years recent Work Experience Description: Sinusave Nasal Health LLC; Founder & CEO. Sinusave Nasal Health, Inc.; Founder & CEO, Actual Natural Health & Wellness Products, Inc.; Founder, President & CEO

Name: Louis Lobel
Title: Sr. VP Social Media Marketing
Grant Date: Dec 09, 2018
Has ownership: yes
Ownership: 17%
3 years recent Work Experience Description: Principal developer – Social Media platforms 20 years as professional manager of general and specialized hospitality services. Expert in customer service, building and maintaining repeat business and identifying new target markets through advertising and public relations programs. Founder, Owner, CEO; VipMe (Club Access) Las Vegas, NV Owner and

General Manager Edward Lewis Action Photography – Atlanta, GA All seasons Youth Sports League action photography.

Do you have different kinds of existing securities for the company: Yes
150,000 shares of common stock have been authorized with 100,000 shares issued at a par value of $0.01. The common stock shares have full voting rights. One convertible note in the amount of $26,588 has been issued that does not accrue interest and is payable at a future date to be determined by management.

Regulatory Info

Assets last year: $111,803
Assets year before: $0
Cash last year: $60,270
Cash year before: $0
Owed last year: $429
Owed year before: $0
Taxes last year: $0
Taxes year before: $0
Profit last year: -$125,171
Profit year before: $0
Financial Situation: Self-funded. Cash on hand and available from founder is sufficient to support operations for at least two years from August 2019.
Do you have financial statements: Yes

Websites

SinuSave: www.sinusave.com

@sinusave: twitter.com/sinusave

Reducing Dependence on Decongestant Nasal Sprays: www.pharmacytimes.com/contributor/anyssa-garza/2015/01/reducing-dependence-on-decongestant-nasal-sprays

SinuSave – Facebook: www.facebook.com/sinusave